UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)
(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)
(7):

NOTICE REGARDING THE REVISION OF RADISHBO-YA CO., LTD.’S FINANCIAL FORECASTS

On March 29, 2012, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a notice regarding the revision of Radishbo-ya Co., Ltd.’s financial forecasts. Radishbo-ya Co., Ltd. is a subsidiary of the registrant.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: March 29, 2012

March 29, 2012

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

NOTICE REGARDING THE REVISION OF RADISHBO-YA CO., LTD.’S FINANCIAL FORECASTS

Radishbo-ya Co., Ltd. (“Radishbo-ya”) (Code Number: 3146, JASDAQ Standard Market of the Osaka Securities Exchange), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), announced today its decision, adopted at its Board of Directors’ meeting held today, to revise its financial forecasts due to the development of special losses. For more details, please see the attached press release by Radishbo-ya.

The impact of these revisions on NTT’s consolidated business results is minimal.

For further inquiries, please contact:

Takayuki Kimura or Yusuke Aida
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-5205-5581
Fax:	+81-3-5205-5589

March 29, 2012
For immediate release
Company Name: Radishbo-ya Co., Ltd.
Representative: Daisuke Ogata, Chief Executive Officer
(Code No.: 3146)
Inquiries: Jiro Akita, Executive Managing Director

Notice Concerning Extraordinary Losses and Revision of Earnings Forecast

Radishbo-ya Co., Ltd. (the “Company”) expects to book extraordinary losses for the fiscal year ended February 29, 2012. In addition, the Company has decided to revise the earnings forecast for the fiscal year ended February 29, 2012 (March 1, 2011 through February 29, 2012), which was originally announced on January 10, 2012, based on recent performance trends.

•	Revision of Earnings Forecast

Revision of non-consolidated full-year earnings forecast for the fiscal year ended February 29, 2012 (March 1, 2011 through February 29, 2012)

	Net Sales	Operating Income	Ordinary Income	Net Income	Net Income per Share
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)	(Yen Sen)
Previous Forecast (A)	22,702	265	306	2	0.33
Revised Forecast (B)	22,046	299	319	(95)	(14.09)
Change (B-A)	(656)	33	13	(97)	—
Change (%)	(2.9)	12.6	4.3	—	—
(Ref.) Previous year results (Fiscal year ended February 28, 2011)	22,014	261	294	82	11.95

•	Description of Extraordinary Losses

The Company expects to book extraordinary losses of ¥78 million for a loss on disposal of fixed assets, where changes in the system environment and business conditions have made continuing use and development of a portion of the software booked in the software suspense account difficult, and of ¥67 million for various expenses related to the tender offer by NTT DOCOMO, INC.

•	Reason for Revision

The downward revision of net sales reflects the impact of a slowdown in sales of subscription deliveries of fresh vegetable assortments resulting from the Great East Japan Earthquake and the subsequent problems with radiation, etc. arising from the accident at the Fukushima No. 1 nuclear power plant. As a result, net sales is expected to decrease by ¥656 million to ¥22,046 million.

The upward revisions for operating income and ordinary income reflect a reduction in aggressive sales measures in the first half of the year due to the impact of the earthquake, which enabled the Company to reduce sales and general administrative expenses, particularly its sales expense. This is expected to result in a ¥33 million increase in operating income, to ¥299 million, and a ¥13 million increase in ordinary income, to ¥319 million.

In addition, as noted above, extraordinary losses will be booked resulting from a loss on disposal of fixed assets, and the forecast for net income has been lowered by ¥97 million from the previous forecast, to negative ¥95 million.

(Note): The above earnings forecast is based on information obtainable as of the date of this announcement, and actual results going forward may vary from the figures forecast due to a variety of factors.

END